UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K
	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: September 30, 2026

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Getty Images Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

605 5th Ave S. Suite 400
Address of Principal Executive Office (Street and Number)

Seattle, WA 98104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Getty Images Holdings, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 to report that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026 (the “Form 10-Q”) without unreasonable effort or expense by the prescribed due date for the reason described below.

As previously disclosed, on October 21, 2026, the Company and certain of its subsidiaries filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware to implement a comprehensive recapitalization through a prepackaged chapter 11 plan of reorganization (the “Plan”) in accordance with the restructuring support agreement entered into by the Company, its majority shareholders and certain holders of the Company’s outstanding funded indebtedness. Due to the considerable time and resources needed to prepare for and implement the ongoing Chapter 11 Cases, and the resulting diversion of the attention of the Company’s management and other personnel responsible for preparation of the Form 10-Q, the Company is unable to file the Form 10-Q within the prescribed time period.

The Company anticipates that it will be able to file the Quarterly Report within the time period prescribed in Rule 12b-25(b)(2)(ii).

Cautionary Note Regarding the Company’s Securities

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the recovery by the holders of the Company’s securities if the Plan is confirmed. Under the Plan, all shares of the Company’s Class A common stock (the “Common Stock”) and all other existing equity interests in the Company will be cancelled, discharged, and extinguished on the effective date of the Plan, and holders of the Common Stock and other existing equity interests (including the Company’s majority shareholders) will not receive or retain any distribution, recovery or property on account of their Common Stock or other existing equity interests if the Plan is confirmed.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this Form 12b-25 that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements in this Form 12b-25 include, among others, statements regarding the Company’s expectations as to the timing of the filing of the Form 10-Q, which reflect the Company’s expectations based upon currently available information and data. These statements are based on various assumptions, whether or not identified in this Form 12b-25, and on the current expectations of the Company’s management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the Company’s control. Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jennifer Leyden	(206)	925-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its results of operations and its ending cash balance for the three and nine months ended September 30, 2026 will differ significantly from the corresponding periods ended September 30, 2025, primarily as a result of costs incurred in connection with the Chapter 11 Cases as described above in Part III – “Narrative” of this Notification of Late Filing on Form 12b-25, non-cash impairment charges relating to goodwill and tradenames and costs incurred in connection with the terminated merger with Shutterstock, Inc. and the warrant litigation. With respect to the non-cash impairment charges relating to goodwill and tradenames, the Company has not yet completed the accounting analysis as the preparation of its financial statements is still in progress. As a result, the Company is unable to estimate the amount of these charges at this time.

Getty Images Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 9, 2026	By	/s/Jennifer Leyden
			Name:	Jennifer Leyden
			Title:	Chief Financial Officer

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